

February 11, 2011

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Joseph M. Cummins
President, CEO and Chairman
Amarillo Biosciences, Inc.
4134 Business Park Drive
Amarillo, Texas 79110

> **Re:** **Amarillo Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2009**
> **File No. 333-163961**

Dear Mr. Cummins:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

You may contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John B. Atkins, Esq. (Underwood, Wilson, Berry, Stein & Johnson, P.C.)